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                                  EXHIBIT 12(A)

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                  SALTON, INC.

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                                        39 WEEKS
                                          ENDED
                                         3/30/02                               YEAR ENDED
(THOUSANDS, EXCEPT RATIOS)             (UNAUDITED)      2001         2000         1999         1998         1997
------------------------------------   -----------    --------     --------     --------     --------     --------
Fixed Charges

  Interest and amortization of debt
  issuance costs on all indebtedness     $ 33,343     $ 39,043     $ 31,102     $ 15,864     $  7,336     $  4,967

  Add interest element implicit in
  rentals                                   2,955        3,724        1,923        1,158          521          394
                                         --------     --------     --------     --------     --------     --------
    Total fixed charges                  $ 36,298     $ 42,767     $ 33,025     $ 17,022     $  7,857     $  5,361

Income
  Income before income taxes             $ 51,563     $ 73,846     $146,903     $ 53,863     $ 32,186     $  6,400
  Add fixed charges                        36,298       42,767       33,025       17,022        7,857        5,361
                                         --------     --------     --------     --------     --------     --------
  Income before fixed charges and
  income taxes                           $ 87,861     $116,613     $179,928     $ 70,885     $ 40,043     $ 11,761
                                         ========     ========     ========     ========     ========     ========

Ratio of earnings to fixed charges           2.42         2.73         5.45         4.16         5.10         2.19
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